

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2011

Via E-mail
Peter Sayre
Senior Vice President and
        Principal Accounting Officer
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

>   **Re: Prudential Financial, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 001-16707**

Dear Mr. Sayre:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Joel Parker

                                        Joel Parker
                                        Accounting Branch Chief